Via Facsimile and U.S. Mail
Mail Stop 6010

October 19, 2006

Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue, Suite 105
Orlando, FL 32801

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed June 1, 2006**
> **File No. 001-14160**

Dear Mr. Szporka:

We have reviewed your response furnished via EDGAR on August 29, 2006 to our July 26, 2006 comment letter. We have limited our review of your December 31, 2005 Form 10-K and Form 10-K/A filed on October 2, 2006 solely to issues that relate to our previous comment letters and the restatement of your financial statements described in Note 2 of your December 31, 2005 Form 10-K. Where indicated, we think you should revise your document in response to the comments below. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005
Note 2. Restatement and Reclassification of Previously Issued Financial Statements, page F-15

1. Refer to your response to comment 3. Please tell us why you believe the physician network referral system is clearly linked to the physician's employment agreement, and the reason that GAAP requires the network system to be recorded

as an intangible asset even though the referral system does not meet the separability criteria in paragraph 39 of SFAS 141.

2. Refer to your response to our comment 6. Tell us how the $3.00 per share price was determined and why you believe the valuation is appropriate. Also, reconcile the amounts provided in your response to the discussion on page F-17 related to Denver Pain Management transaction.

3. With regards to the correction in accounting related to the acquisition of Denver Pain Management please clarify in the filing why the adjustment amount to other assets was not $1,557,020 ($1,717,560 less amortization of $160,540), the value of the intangible asset at 12/31/04.

4. We noted your response to our comment 9 and we reissue our comment. Please clarify in the filing what the Due from Shareholder line item related to in relation to the initial accounting for Denver Pain Management as a purchase acquisition and why the line item was restated. Tell us what the increase in the line item from 12/31/2004 to 9/30/2005 relates to.

5. We noted your response to our comments 5 and 7. With regards to the correction in accounting related to the acquisition of the Center for Pain Management (i.e. the reversal of the original accounting), please tell us how the issuance of cash and stock is reflected on your books at 12/31/2005. If it is not reflected, confirm to us that no stock or cash was issued or exchanged as of 12/31/2005.

6. In addition, please clarify in the filing, with regards to the Center for Pain Management, the following:
    a) why acquisition consideration paid in escrow adjustment was $14,525,761 rather than $7,500,000
    b) why APIC was not adjusted to reflect the common stock decrease of $3,750,000 as noted in your disclosure of this transaction
    c) what relationship promissory notes had in this transaction and why promissory notes payable was not adjusted to reflect the decrease of $7,500,000 as noted in your disclosure of this transaction
    d) why you reversed the common stock if the common stock was issued
    e) if you ever consolidated the Center for Pain Management

7. Refer to your response to our comment 8. For the table provided related to goodwill adjustments in 2004, please tell us why there is no beginning balance at 12/31/2004 related to Denver Pain Management. We note that this acquisition took place on April 29, 2004.

8. Disclose how the contingent payment adjustments relate to the restatement for the accounting for purchase acquisition transactions.

9. Please furnish Section 906 certifications in the filing. This will require that you amend the filing in its entirety including filing new 302 certifications.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 30, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant